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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P106
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 2, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

-----------------------

     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 2 OF 8 PAGES


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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Price Group LLC
      52-2255962

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      WC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      California
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                                SOLE VOTING POWER
       NUMBER OF          7
                                7,746,111 (See Item 5)
        SHARES            ------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY         8

       OWNED BY           ------------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH REPORTING        9
                                7,746,111 (See Item 5)
        PERSON            ------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH             10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,746,111  (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.9%  (See Item 5)
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      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
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                     * See instructions before filling out!

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 3 OF 8 PAGES


               This Amendment No. 6 relates to the common stock, par value $0.0001 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends the Schedule 13D, filed by The Price Group LLC, a California limited liability company (the "Price Group"), with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by the Price Group with the SEC on October 19, 2001, Amendment No. 2 thereto, filed by the Price Group with the SEC on September 11, 2003 (the "Second Amendment"), Amendment No. 3 thereto, filed by the Price Group with the SEC on September 29, 2003, Amendment No. 4 thereto, filed by the Price Group with the SEC on November 26, 2003, and Amendment No. 5 thereto, filed by the Price Group with the SEC on December 30, 2003 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated as follows:

     (a)-(b) The Price Group presently beneficially owns, in the aggregate, the equivalent of 7,746,111 shares of Price Legacy Common Stock, which represent approximately 20.9% of the outstanding Price Legacy Common Stock.(2) Such 7,746,111 shares consist of (i) 5,450,175 shares of issued and outstanding Price Legacy Common Stock directly held by the Price Group, (ii) a warrant to acquire 233,679 shares of Price Legacy Common Stock (the "Price Group Warrant"), and 2,062,257 shares of the Price Legacy 9% Series B Junior Convertible Preferred Stock (the "Series B Preferred Stock") directly held by the Price Group.(3) The Price Group presently has sole voting and dispositive power over all 7,746,111 shares and shared voting and dispositive power over none.

               Mr. McGrory presently beneficially owns options exercisable for 29,001 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 29,001 shares and shared voting and dispositive power over no shares.

               Mr. Cahill presently beneficially owns options exercisable for 15,000 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 15,000 shares and shared voting and dispositive power over no shares.

               Mr. Galinson presently beneficially owns options exercisable for 15,000 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 15,000 shares and shared voting and dispositive power over no shares.

---------------------------
     2   All calculations of percentage ownership in this Schedule 13D (i) is based on approximately 34,732,157 shares of Price Legacy Common Stock estimated to be outstanding as of November 11, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, filed by Price Legacy with the SEC on November 12, 2003, (ii) assumes exercise of the Price Group Warrant for 233,679 shares of Price Legacy Common Stock, and (iii) assumes conversion of all Series B Preferred Stock held by Price Group into 2,062,257 shares of Price Legacy Common Stock.

     3 Effective as of September 18, 2003, the Series B Preferred Stock became convertible pursuant to its terms into Price Legacy Common Stock. The Price Group believes that, under such terms, each share of Series B Preferred Stock is presently convertible into one share of Price Legacy Common Stock (excluding any additional shares, if any, issuable on account of accrued and unpaid dividends on the Series B Preferred Stock).

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 4 OF 8 PAGES


               Each of the Managers is an officer and/or director of the Price Family Charitable Fund, which presently beneficially owns 1,000,700 shares of Price Legacy Common Stock.

               In addition, the Price Group presently beneficially owns 1,000,000 shares of the Price Legacy 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"). The terms of the Series A Preferred Stock provide that such stock votes together with the Price Legacy Common Stock on matters on which the Price Legacy Common Stock is entitled to vote. On these matters, each share of Series A Preferred Stock only has one-tenth of the vote of a share of Price Legacy Common Stock.

               The Managers presently may be deemed to beneficially own, in the aggregate, 12,227,660 shares of Series A Preferred Stock (including the 1,000,000 shares presently beneficially owned by the Price Group).

               Except for Price Legacy securities that are directly owned by the Price Group, the Price Group disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Family Charitable Fund or any of the Managers. Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Family Charitable Fund or the Price Group. The Price Family Charitable Fund disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Group or any of the Managers.

               The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

       (c) On December 31, 2003, Price Legacy issued a stock dividend on the Series B Preferred Stock, pursuant to which Price Legacy issued 381,115 shares of Series B Preferred Stock to the Price Group.

               The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

     (d)-(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended to add the following:

     On January 2, 2004, the Price Group loaned $31,000,000 to The 520 Group, LLC, a California limited liability company (the "520 Group") (the "520 Group Loan"). The 520 Group Loan bears interest at the rate of 3-month LIBOR plus 325 basis points and matures on December 31, 2006. The foregoing description of the 520 Group Loan is qualified in its entirety by reference to the promissory note evidencing the 520 Group Loan, which has been incorporated by reference into this Schedule 13D as Exhibit 10 hereto and which is hereby incorporated herein in its entirety in response to this
     Item 6.

     In connection with the 520 Group Loan, the 520 Group and the Price Group entered into a Pledge and Security Agreement, dated as of January 2, 2004 (the "520 Group Pledge Agreement"), pursuant to which the 520 Group pledged 2,094,595 shares of Price Legacy Common Stock and 7,534,513 shares of Series B Preferred Stock to the Price Group to secure the 520 Group Loan. Under the 520 Group Pledge Agreement, the Price Group does not have the right to vote or

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 5 OF 8 PAGES


     dispose of any of the shares pledged thereunder unless the 520 Group is in default under the 520 Group Loan. The foregoing description of the 520 Group Pledge Agreement is qualified in its entirety by reference to the 520 Group Pledge Agreement, which has been incorporated by reference into this
     Schedule 13D as Exhibit 11 hereto and which is hereby incorporated herein in its entirety in response to this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Items 7 of the Schedule 13D is hereby amended to add the following:

      EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
      -----------                      ----------------------

          10 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8,
                    2004).

          11 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 6 OF 8 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  January 8, 2004


                                        THE PRICE GROUP LLC


                                        /s/ James F. Cahill
                                        ----------------------------------------
                                        By:     James F. Cahill
                                        Title:  Manager

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 7 OF 8 PAGES


                                  EXHIBIT INDEX

      EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
      -----------                      ----------------------

           1 Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to
                    Exhibit 2.1 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23, 2001).

           2 Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Price Enterprises, Inc. with the SEC on May 24, 2001).

           3 Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23,
                    2001).

           4 Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

           5 Purchase Agreement, dated as of September 9, 2003, by and among The Price Group LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 5 to Amendment No. 2 to Schedule 13D filed by The Price Group LLC on September 11, 2003).

           6 Letter Agreement, dated as of September 9, 2003, by and between The Price Group LLC and Price Legacy Corporation (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by The Price Group LLC on September 11, 2003).

           7 Press Release issued by Price Legacy Corporation on September 22, 2003 (incorporated by reference to Exhibit
                    99.1 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 23, 2003).

           8 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

           9 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 8 OF 8 PAGES


           10 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8,
                    2004).

            11 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).